Douglas T. Holod

Direct Dial: (612) 672-8313

Direct Fax: (612) 642-4800

doug.holod@maslon.com

February 10, 2023

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Liz Packebusch
Irene Barberena

Re:	Enservco Corporation (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed February 7, 2023
File No. 333-269265

Ladies and Gentlemen:

This letter will respond on behalf of Enservco Corporation (the “Company”) to the comment letter dated February 9, 2023 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1 filed by the Company on January 17, 2023, as amended by that Amendment No. 1 to Registration Statement filed February 7, 2023(the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

In conjunction with this response letter, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, concurrently herewith the Company is filing with the Commission, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the staff of the Commission a copy of Amendment No. 2, which has been marked to indicate the changes from the Amendment No. 1 to Registration Statement filed with the Commission on February 7, 2023 (“Amendment No. 1”).

Amendment No. 1 to Registration Statement on Form S-1 filed February 7, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.

Please note that this section should cover the same two year period covered in the financial statements and any relevant interim periods. See Instruction No. 1 to Item 303(b) of Regulation S-K. Please revise this section to compare the results of operations for fiscal year ended December 31, 2021 to fiscal year ended December 31, 2020.

The Company has added the requested disclosure in Amendment No. 2

General

2.

We note that you have omitted the number of shares to be offered, pricing-related information, as well as other information from this filing. In your next amendment please include all information that may not be excluded pursuant to Rule 430A, including the number of shares to be offered. In addition, provide omitted disclosure related to use of proceeds, capitalization, and dilution based on your assumed offering price.

The Company respectively advises that it has revised Amendment No, 2 to include all information that may not be excluded under Rule 430A and to provide disclosure related to use of proceeds, capitalization, and dilution based on the Company’s assumed offering price.

3.

Please have counsel revise the legal opinion to refer to the total number of shares being offered rather than a dollar amount. Please also have counsel revise the legal opinion to additionally opine as to New York law. In this regard, we note the legal opinion filed is limited to the General Corporation Law of the State of Delaware and the federal laws of the United States of America. However, Section 5.9 of the form of Securities Purchase Agreement at Exhibit 4.5 states that questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents, including the Pre-Funded Warrants and Common Warrants, shall be governed by and construed and enforced in accordance with the internal laws of the State of New York.

We have revised our legal opinion as requested.

Ms. Packebusch asked me telephonically on February about the FINRA confirmation of clearance. The placement agent’s counsel, Duane Morris LLP will have the FINRA examiner confirm clearance with the Commission.

We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please contact me at (612) 672-8313 or Doug.Holod@maslon.com.

Sincerely,

/s/ Douglas Holod
Douglas T. Holod

cc:	Richard Murphy (Enservco Corporation)
Mark Patterson (Enservco Corporation)
James Seery (Duane Morris LLP)